U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-28575

                           NOTIFICATION OF LATE FILING

(Check One): [X ] Form 10-K/KSB [ ] Form 20-F [ ] Form 11-K [] Form 10-Q/QSB
                              [ ] Form N-SAR

         For the Period Ended: December 31, 2007

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended: ________________

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                         GLOBAL AIRCRAFT SOLUTIONS, INC.
                         -------------------------------
                             Full Name of Registrant

                            Former Name if Applicable

                        P.O. BOX 23009, 6901 S. PARK AVE.
                        ---------------------------------
            Address of Principal Executive Office (Street and Number)

                                TUCSON, AZ 85706
                                ----------------
                            City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) and (c)

The Registrant makes the following representations with respect to filing this Form 12b-25:

            (a) The reasons causing the inability to file timely could not be eliminated without unreasonable effort or expense due to the reasons set forth at Part III.

            (b) The subject annual report, on Form 10-K for the fiscal year ended December 31, 2007 will be filed on or before the 15th calendar day following the prescribed due date.

            (c) The accountant's statement or other exhibit required by rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant hereby represents that it is unable to file its Annual Report on Form 10-K for the fiscal period ended December 31, 2007 without unreasonable effort or expense. The Company requires additional time to complete the preparation of the annual financial statements for 2007 to be included therein because additional time is required for the Company to correctly complete its assessment and preparation of the Company's tax position and corresponding entries related to FIN 48 which will impact the financial statements for Form 10-K. The Registrant further represents that the Form 10-K will be filed by no later than the 15th day following the date on which the Form 10-K was due.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                              Patricia Graham, CAO
                                 (520) 294-3481
                                 --------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 2007, revenues were $24,743,501 which represents a decrease of 28.4% from 2006's figure of $34,542.195. The Company had a net loss of $3.8 million in 2007 and net income of $.826 million in 2006. In 2006, there was a loss from operations of $2,109. In 2007, the loss from operations was $4.9 million.

In 2007, sales related to our Tijuana operation fell to $2.3 million due to our temporary suspension of work due to non-payment of invoicing by that location's primary customer. This only partially accounts for the 49% drop in revenue in our maintenance segment. Maintenance felt the effects of the substantial cash problems created in 2006 by the non-payment of invoicing by customers, Avolar and BCI. Our partner in Jetglobal, BCI, desired that the partnership hold aircraft assets rather than sell them. Our membership in Jetglobal had been undertaken to increase revenue and we had a sizable investment of over $6M in those assets. Additionally, the resulting settlement reached with BCI to take-over our membership in Jetglobal, which was not finalized until mid-year, netted us an inventory of aircraft but no cash. Maintenance slots that had been saved to service aircraft sold were left open and revenue dropped.

Global Aircraft Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned officer, thereunto duly authorized.


Date:    March 31, 2008                     Global Aircraft Solutions, Inc.

                                            By: /s/  John B. Sawyer
                                                --------------------------------
                                            Title:   President